Exhibit 23.1


               Consent of Independent Auditors

The Board of Directors
Atlantic Coast Airlines Holdings, Inc.:

We consent to incorporation by reference in the registration statements (No. 333-41800, 333-66265, 333-15795 and 33-
67492) on Form S-8 of Atlantic Coast Airlines Holdings, Inc. of our report dated January 30, 2002 except as to Notes 1(f) and 13, which are as of March 29, 2002, with respect to the consolidated balance sheets of Atlantic Coast Airlines Holdings, Inc. as of December 31, 2000 and 2001 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001, which report appears in the December 31, 2001 annual report on Form 10-K of Atlantic Coast Airlines Holdings, Inc.

Our report refers to a change, effective January 1, 1999 in the Company's method of accounting for preoperating costs.





McLean, Virginia
March 29, 2002